David J. Cerveny
Chief Legal Officer
(339) 970-7011
d.cerveny@uniQure.com

November 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Vanjoske and Angela Connell

Re:         uniQure N.V.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-36294

Ladies and Gentlemen:

This letter is submitted by uniQure N.V. (the “Company”) in response to your letter to Matthew Kapusta, Chief Executive Officer of the Company, dated November 6, 2019, relating to the above-referenced filing (the “Form 10-K”) by the Company. The Company acknowledges it has received your letter and that it will conform its disclosure in future filings to comply with the comments therein.

If you have any questions regarding this response letter or the Form 10-K, please contact either me (using the contact information provided above) or our counsel, Morgan, Lewis & Bockius LLP, by calling Timothy J. Corbett at +44.20.3201.5690.

Very truly yours,

UNIQURE N.V.

By:	/s/ David J. Cerveny
David J. Cerveny
Chief Legal Officer

CC:        Matthew Kapusta, Chief Executive Officer & Chief Financial Officer

Timothy J. Corbett, Esq., Morgan, Lewis & Bockius LLP